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Exhibit 12(b)


                              XEROX CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                (In Millions)

                                            Year Ended December 31,
                                 1995      1994      1993*     1992      1991
Fixed charges:
  Interest expense            $   591   $   520    $  540   $   627   $   596
  Rental expense                  142       170       180       187       178
    Total fixed charges before
       capitalized interest       733       690       720       814       774
  Capitalized interest              -         2         5        17         3
    Total fixed charges       $   733   $   692    $  725   $   831   $   777

Earnings available for fixed
  charges:
  Earnings**                  $ 1,979   $ 1,602    $ (193)  $ 1,183   $ 1,035
  Less undistributed
      income in minority
      owned companies             (90)      (54)      (51)      (52)      (70)
  Add fixed charges before
      capitalized interest        733       690       720       814       774
  Total earnings available
      for fixed charges       $ 2,622   $ 2,238    $  476   $ 1,945   $ 1,739

Ratio of earnings to
  fixed charges (1)(2)           3.58      3.23      0.66      2.34      2.24


(1) The ratio of earnings to fixed charges has been computed based on Xerox' continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, and one-third of rent expense as representative of the interest portion of rentals. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations adjusted for subsequent paydowns. The discontinued operations consist of Xerox' Insurance and Other Financial Services businesses and its real-estate development and third-party financing businesses.

(2) Xerox' ratio of earnings to fixed charges includes the effect of, Xerox' finance subsidiaries which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

* 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $249 million.

** Sum of "Income (Loss) before Income Taxes, Equity Income and Minorities' Interests" and "Equity in Net Income of Unconsolidated Affiliates."







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